UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2, 2010

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐   Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

Other Events.

An Extraordinary General Meeting (the “Meeting”) of Shareholders of CDC Software Corporation (the “Company”) was duly held at ING Tower, 308 Des Voeux Road, Central Hong Kong on Friday, May 28, 2010 at 12:00 p.m. (HKT). Shareholders representing approximately 99% of the voting share capital of the Company were present or represented at the Meeting, and the Meeting was presided over by Mr. Carrick John Clough, Chairman of the Board of Directors of the Company (the “Board”).

After a quorum was established, the Shareholders considered and passed the following resolutions at the Meeting:

1.	The adoption of the Company’s 2009 Stock Incentive Plan (the “2009 Plan”) was ratified;

2.

The amendment to the 2009 Plan to permit the Compensation Committee or the Board to amend (including but not limited to the exercise price of any Award (as defined in the 2009 Plan)), cancel, substitute, replace, re-grant and/or re-price any Award granted or to be granted under the 2009 Plan or any other incentive plan, without shareholder approval was approved;

3.

The amendment to the 2009 Plan to amend Section 5 of the 2009 Plan to increase the maximum number of Options or SARs that may be awarded to any Grantee (each as defined in the 2009 Plan) during any annual period during the term of the 2009 Plan from 1,000,000 to 3,000,000 was approved; and

4.	The adoption of the Company’s 2009 Employee Share Purchase Plan was ratified.

Exhibit	Description

1.01	Press release dated May 24, 2010 CDC Software Completes Strategic Investment in Marketbright, a Cloud-Based SaaS Marketing Automation Company

1.02	Press release dated May 25, 2010 CDC Software Adds Six New Strategic Resellers As Part of Expansion Plans in India

1.03	Press release dated May 25, 2010 Nagaraja Prakasam Promoted To Additional Role of Managing Director of Sales for South and Southeast Asia

1.04	Press release dated May 27, 2010 CDC Software Announces its First Cloud Application to be Developed with the Windows Azure Platform

1.05	Press release dated June 1, 2010 CDC Software Expects Double Digit Growth in Application Sales for Second Quarter 2010 Due to Expanding Cloud Strategy and Provides Guidance for 2010 and 2011

1.06	Press release dated June 1, 2010 CDC Software to Hold Investor/Analyst Call June 4, 10:30AM EDT on Update of Its Hybrid and Cloud Strategy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: June 2, 2010	By:	/s/ Donald L. Novajosky
	Name:	Donald L. Novajosky
	Title:	General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated May 24, 2010 CDC Software Completes Strategic Investment in Marketbright, a Cloud-Based SaaS Marketing Automation Company

1.02	Press release dated May 25, 2010 CDC Software Adds Six New Strategic Resellers As Part of Expansion Plans in India

1.03	Press release dated May 25, 2010 Nagaraja Prakasam Promoted To Additional Role of Managing Director of Sales for South and Southeast Asia

1.04	Press release dated May 27, 2010 CDC Software Announces its First Cloud Application to be Developed with the Windows Azure Platform

1.05	Press release dated June 1, 2010 CDC Software Expects Double Digit Growth in Application Sales for Second Quarter 2010 Due to Expanding Cloud Strategy and Provides Guidance for 2010 and 2011

1.06	Press release dated June 1, 2010 CDC Software to Hold Investor/Analyst Call June 4, 10:30AM EDT on Update of Its Hybrid and Cloud Strategy